OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SHUMATE INDUSTRIES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)
825636 10 3
(CUSIP Number)
James I. Lundy, III
Attorney at Law
1700 Pennsylvania Avenue, NW
Suite 400
Washington, DC 20006
202-349-7130
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS: Stillwater National Bank and Trust Company Southwest Bancorp, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	73-0470195 73-1136584

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Stillwater National Bank and Trust Company: United States Southwest Bancorp, Inc.: Oklahoma, USA

	7	SOLE VOTING POWER:

NUMBER OF		868,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		868,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	868,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Less than 5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	Stillwater National Bank and Trust Company: BK Southwest Bancorp, Inc.: CO, HC of Stillwater National Bank and Trust Company

Item 1. Security and Issuer.
     This statement relates to the common stock, par value $.001 per share, of Shumate Industries, Inc. (“Shumate”). The address of the principal executive offices of Shumate is 12060 FM 3083, Conroe, Texas 77301.
Item 2. Identity and Background.
     This statement on Schedule 13D is being filed jointly by each of the following persons pursuant to Securities Exchange Commission Rule 13d-2(k)(1):
(i)	Stillwater National Bank and Trust Company (the “Bank”), a national bank organized under the laws of the United States, with its principal office at 608 South Main Street, Stillwater, Oklahoma; and

(ii)	Southwest Bancorp, Inc. (“Southwest”), a corporation organized under Oklahoma law and the registered financial holding company for the Bank, with its principal office at 608 South Main Street, Stillwater, Oklahoma. Southwest owns all of the outstanding voting securities of the Bank, and files this statement solely by reason of such ownership and control of the Bank.
     During the last five years, neither the Bank nor Southwest has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to Federal or State securities laws or finding any violation with respect to such laws.
     Schedule A hereto includes identity and background information for each director and executive officer of the Bank or Southwest.
Item 3. Source and Amount of Funds or Other Consideration.
     The Bank acquired 2,368,000 shares Shumate common stock and acquired a note convertible into 2,500,000 shares of Shumate common stock (the “Convertible Note”) in connection with a restructuring (the “Restructuring”) of Shumate (formerly known as Excalibur Industries, Inc.). The Restructuring included a number of transactions which did not involve the acquisition or disposition of Shumate securities by the Bank.
     In the Restructuring, the Bank (i) exchanged $2,368,000 of outstanding indebtedness from Shumate and related parties for 2,368,000 newly issued shares of Shumate common stock, and (ii) received the $2,500,000 Convertible Note without any additional advance of funds.
     On December 1, 2006, Shumate redeemed the Convertible Note for $525,000 in cash.
     On May 8, 2007, the Bank received proceeds from the sale of 1,500,000 shares of Shumate Common stock for $1.30 per share in cash in response to an unsolicited offer to purchase from an unrelated party agreed to on April 27, 2007.
Item 4. Purpose of Transaction
     The acquisition of the Shumate common stock and the Convertible Note by the Bank were made solely for the purposes of improving the Bank’s financial position with respect to extensions of credit previously made to Shumate and related parties in the ordinary course of the Bank’s lending business. Neither of the reporting persons currently has any plans: that relate to or would result in: (a) the acquisition of additional securities or the disposition of securities of Shumate; (b) an extraordinary corporate transaction involving Shumate or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Shumate or any of its subsidiaries; (d) any change in the current board of directors or management of Shumate, or to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Shumate; (f) any other material change in Shumate’s business or corporate structure; (g) any changes in Shumate’s charter or bylaws or other actions which may

Page 3 of 8 Pages

impede the acquisition of control of Shumate by any person; (h) causing a class of Shumate securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quaotation system of a registered national securities association; (i) a class of equity securities of Shumate becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action.
Item 5. Interest in Securities of the Issuer.
     The Bank beneficially owns a total of 868,000 shares (less than 5.00%) of Shumate common stock. Southwest currently beneficially owns such shares of Shumate common stock solely as an indirect owner by virtue of its control of the Bank.
     The number of shares of Shumate common stock as to which each reporting person has sole or shared voting or dispositive power is shown below:

	Stillwater National Bank
	and Trust Company	Southwest Bancorp, Inc.	Total
1. Sole power to vote or direct the vote	868,000	868,000	868,000
2. Shared power to vote or direct the vote	0	0	0
3. Sole power to dispose or direct the disposition	868,000	868,000	868,000
4. Shared power to dispose or direct the disposition	0	0	0
     Neither the Bank nor Southwest was involved in any transaction in Shumate securities within the last sixty days other than the sale of Shumate common stock described above and which are the subject of this statement.
Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.
     The Bank entered into an agreement (the “Restructuring Agreement”) effective October 19, 2005 with Shumate Industries Inc. and related parties, which provides for the restructuring of the debt of Shumate and related parties and for the issuance of Shumate common stock to the Bank, the issuance and terms of the Convertible Note, and the grant of registration rights with respect to Shumate common stock acquired by the Bank.
     The Convertible Note has been redeemed.
     The Shumate common stock that is the subject of this statement has been registered under the Securities Act of 1933.
     Descriptions of the terms of the registration rights and the Convertible Note are qualified by reference to Exhibits 7.1 and 7.2 to the Schedule 13D filed December 2, 2005

Page 4 of 8 Pages

Item 7. Material to be Filed as Exhibits.
     7.1 Restructuring Agreement effective October 19, 2005 between Shumate Industries Inc., Shumate Machine Works, Inc., Matthew Flemming, Larry Shumate, Russ Clark, and Stillwater National Bank and Trust Company*
     7.3 Agreement of Stillwater National Bank and Trust Company and Southwest Bancorp, Inc. pursuant to Rule 13d-2(k)(1)*

*	Incorporated by reference to exhibits of the same number to Schedule 13D filed December 2, 2005.
SCHEDULE A TO SCHEDULE 13D
     Following is information for executive officers or directors of Stillwater National Bank and Trust Company (the “Bank”) or Southwest Bancorp, Inc. (“Southwest”) pursuant to Special Instruction C to Schedule 13D. Items not shown are inapplicable.
Item 2. Identity and Background.
     During the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to Federal or State securities laws or finding any violation with respect to such laws. All of the following persons are United States citizens.
Board of Directors of Southwest Bancorp, Inc. and the Bank

Robert B. Rodgers, Chairman of the Board	Owner, Bob Rodgers Motor Company
701 West Grant, Pauls Valley, OK 73075

Rick Green, Vice Chairman of the Board	President and Chief Executive Officer Southwest and the Bank
608 South Main Street, Stillwater, Oklahoma 74074

James E. Berry II	Owner, Shading Concepts
Box 351, Stillwater, OK 74076

Tom D. Berry	Auctioneer, Real Estate Broker, Oil & Gas Exploration, Investments
Box 518, Stillwater, OK 74076

Joe Berry Cannon	Assistant Professor of Management, Oral Roberts University School of Business
7777 South Lewis, Tulsa, OK 74171

John Cohlmia	Real Estate Broker, Grub & Ellis/Levy Beffort
1601 N.W. Expressway, # 500, Oklahoma City, OK 73118

David S. Crockett, Jr.	Owner, David S. Crockett & Co., CPA’s
11609 Valleydale, Dallas, TX 75230

J. Berry Harrison	Rancher and Retired Oklahoma State Senator
State Capital, Room 417C, Oklahoma City, OK 73105

Page 5 of 8 Pages

James M. Johnson	Self-Employed Small Business Owner
672 Trailwood Lane, Marietta GA 30064

David P. Lambert	Chairman of the Board, Lambert Construction Company
Box 1868, Stillwater, OK 74076

Linford R. Pitts	President, Stillwater Transfer & Storage Co.
Box 223, Stillwater, OK 74076

Russell W. Teubner	Founder and Chief Executive Officer, HostBridge Technology
100 E. 7th Avenue, Stillwater, OK 74074
Executive Officers
The following table sets forth information regarding the executive officers of Southwest, the Bank, and SNB Wichita who are not directors. For purposes of this statement, the business address of all such persons is 608 South Main Street, Stillwater, Oklahoma 74074.

Name	Position

Robert H. Beuttas, Jr.	Divisional President of the Bank

Kerby E. Crowell	Executive Vice President, Chief Financial Officer, and Secretary of Southwest and the Bank; Director, Chief Financial Officer, and Secretary of SNB Bank of Wichita

John T. Danielson	Divisional President of the Bank

David Dietz	Executive Vice President and Chief Information Officer of the Bank

Hal E. Fudge	Divisional President of the Bank

Allen Glenn	President, Business Consulting Group, Inc., Executive Vice President of the Bank

Steve Gobel	Executive Vice President, Chief Accounting Officer and Associate Chief Financial Officer of the Bank

Steve Hadley	Divisional President of the Bank

Rex E. Horning	Divisional President of the Bank

Jerry L. Lanier	Executive Vice President and Chief Lending Officer of the Bank

Len McLaughlin	Divisional President of the Bank

J. Randall Mills	President, Healthcare Strategic Support, Inc.

Jason D. Osborn	Divisional President of the Bank

Steven M. Peterson	Divisional President of the Bank

Page 6 of 8 Pages

Name	Position

Kimberly G. Sinclair	Executive Vice President and Chief Administrative Officer of the Bank

Douglas G. Watts,	Divisional President of the Bank

Charles H. Westerheide	Executive Vice President and Treasurer of the Bank

David L.York	Divisional President of the Bank

Page 7 of 8 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
STILLWATER NATIONAL BANK AND TRUST COMPANY

By:	/s/ Rick Green	May 9, 2007

	Rick Green	Date
President and Chief Executive Officer
(Principal Executive Officer)

SOUTHWEST BANCORP, INC.

By:	/s/ Rick Green	May 9, 2007

	Rick Green	Date
President and Chief Executive Officer
(Principal Executive Officer)

Page 8 of 8 Pages